UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AlTi Global, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02157E 106

(CUSIP Number)

Peter Yu

CGC Sponsor LLC

Pangaea Three-B, LP

505 Fifth Avenue, 15th Floor

New York, NY 10017

(212) 461-6363

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Peter Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,045,483[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,045,483[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,045,483[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1.

Consists of (i) 6,039,292 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of AlTi Global, Inc. (the “Issuer”) held by CGC Sponsor LLC (the “Sponsor”), (ii) 374,428 shares of Class A Common Stock held by Pangaea Three-B, LP (“Pangaea”) and (iii) 631,763 shares of Class A Common Stock underlying warrants held by Pangaea. Pangaea is the sole member of the Sponsor, and both the Sponsor and Pangaea are controlled by Peter Yu. Consequently, each of Pangaea and Mr. Yu may be deemed to share voting and dispositive control over the securities held by the Sponsor and thus to share beneficial ownership of such securities, and Mr. Yu may be deemed to share voting and dispositive control over the securities held by the Sponsor and Pangaea and thus to share beneficial ownership of such securities. Mr. Yu disclaims beneficial ownership of the securities held by the Sponsor and Pangaea, except to the extent of his pecuniary interest therein.

2.

Calculated based on 57,995,513 shares of Class A Common Stock issued and outstanding as of May 22, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 22, 2023.

1	NAMES OF REPORTING PERSONS CGC Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,045,483[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,045,483[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,045,483[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1.

Consists of (i) 6,039,292 shares of Class A Common Stock held by the Sponsor, (ii) 374,428 shares of Class A Common Stock held by Pangaea and (iii) 631,763 shares of Class A Common Stock underlying warrants held by Pangaea. Pangaea is the sole member of the Sponsor, and both the Sponsor and Pangaea are controlled by Peter Yu. Consequently, each of Pangaea and Mr. Yu may be deemed to share voting and dispositive control over the securities held by the Sponsor and thus to share beneficial ownership of such securities, and Mr. Yu may be deemed to share voting and dispositive control over the securities held by the Sponsor and Pangaea and thus to share beneficial ownership of such securities. Mr. Yu disclaims beneficial ownership of the securities held by the Sponsor and Pangaea, except to the extent of his pecuniary interest therein.

2.	Calculated based on 57,995,513 shares of Class A Common Stock issued and outstanding as of May 22, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 22, 2023.

1	NAMES OF REPORTING PERSONS Pangaea Three-B, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,045,483[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,045,483[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,045,483[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1.

Consists of (i) 6,039,292 shares of Class A Common Stock held by the Sponsor, (ii) 374,428 shares of Class A Common Stock held by Pangaea and (iii) 631,763 shares of Class A Common Stock underlying warrants held by Pangaea. Pangaea is the sole member of the Sponsor, and both the Sponsor and Pangaea are controlled by Peter Yu. Consequently, each of Pangaea and Mr. Yu may be deemed to share voting and dispositive control over the securities held by the Sponsor and thus to share beneficial ownership of such securities, and Mr. Yu may be deemed to share voting and dispositive control over the securities held by the Sponsor and Pangaea and thus to share beneficial ownership of such securities. Mr. Yu disclaims beneficial ownership of the securities held by the Sponsor and Pangaea, except to the extent of his pecuniary interest therein.

2.	Calculated based on 57,995,513 shares of Class A Common Stock issued and outstanding as of May 22, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 22, 2023.

SCHEDULE 13D/A

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Schedule 13D/A”) is being filed on behalf of the Reporting Persons for the sole purpose of updating the ownership percentages of the Reporting Persons reported in the Schedule 13D filed by the Reporting Persons with the SEC on January 17, 2023 (the “Schedule 13D”). This Schedule 13D/A reflects the transfer of warrants to purchase shares of Class A Common Stock, par value $0.0001 per share, of the Issuer by Pangaea Three-B, LP.

This Schedule 13D/A is being filed to report amendments to the Schedule 13D as specifically set forth herein and only those items that are amended or supplemented are reported herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.	Identity and Background.

Item 2(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(c) The present principal business of Sponsor is to hold the securities of the Issuer, as described in this Schedule 13D. Pangaea’s present principal business is to serve as a vehicle for private equity investments. Mr. Yu’s present principal occupation is to serve as Managing Partner of Cartesian Capital Group. Mr. Yu also serves as a director on the board of directors of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The aggregate number of shares of Class A Common Stock to which this Schedule 13D relates is 7,045,483 shares, including (i) 6,039,292 shares of Class A Common Stock held by Sponsor, (ii) 374,428 shares of Class A Common Stock held by Pangaea and (iii) 631,763 shares of Class A Common Stock underlying warrants held directly by Pangaea that became exercisable on February 2, 2023. Pangaea is the sole member of Sponsor, and both Sponsor and Pangaea are controlled by Peter Yu, one of the Issuer’s directors. Consequently, each of Pangaea and Mr. Yu may be deemed to share voting and dispositive control over the securities held by Sponsor and thus to share beneficial ownership of such securities, and Mr. Yu may be deemed to share voting and dispositive control over the securities held by Sponsor and Pangaea and thus to share beneficial ownership of such securities. Mr. Yu disclaims beneficial ownership of the securities held by Sponsor and Pangaea, except to the extent of his pecuniary interest therein.

Items 7-11, inclusive, set forth on the cover page to this Schedule 13D/A are hereby incorporated by reference in this Item 5.

(c) The information set forth in Item 3 of this Schedule 13D is incorporated by reference in this Item 5.

On May 24, 2023 and May 25, 2023, Pangaea transferred 2,118,091 warrants and 1,290,809 warrants, respectively, in exchange for certain option agreements to purchase securities of the Issuer from the Sponsor, dated September 19, 2021, by and between the Sponsor and certain of the Issuer’s investors, as amended on October 25, 2022 (the “Option Agreements”), as described in the Issuer’s Registration Statement on Form S-4 (File No. 333-271672).

The foregoing description of the Option Agreements does not purport to be complete and is qualified in its entirety by the full text of the Form of Option Agreement and Form of Amendment to Option Agreement, which are attached hereto as Exhibit 99.3 and Exhibit 99.4, respectively, and are incorporated herein by reference.

(d) Except as otherwise described herein, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Common Stock of the Issuer reported by this Schedule 13D.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.3	Form of Option Agreement (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed September 23, 2021).

Exhibit 99.4	Form of Amendment to Option Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed October 26, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2023

CGC SPONSOR LLC

By:	/s/ Adam Namoury
Name: Adam Namoury Title: Attorney-in-Fact

PANGAEA THREE-B, LP By: Pangaea Three GP, LP Its: General Partner By: Pangaea Three Global GP, LLC Its: General Partner

By:	/s/ Adam Namoury
Name: Adam Namoury Title: Attorney-in-Fact

/s/ Adam Namoury
Adam Namoury, Attorney-in-Fact